

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Reid Waldman
Chief Executive Officer
Veradermics, Incorporated
470 James St.
New Haven, CT 06513

> **Re: Veradermics, Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted April 6, 2026**
> **CIK No. 0001827635**

Dear Reid Waldman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicholas Roper